Exhibit 99.2

Enthusiast Gaming

PLAY • LEARN • CREATE • CONNECT

THE BUSINESS OF GAMING

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Financial Statements
For the Three Months and Nine Months Ended September 30, 2023
(Expressed In Canadian Dollars)
Unaudited

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Financial Position

As of September 30, 2023 and December 31, 2022

(Unaudited - Expressed in Canadian Dollars)

	Note	September 30, 2023	December 31, 2022
ASSETS
Current
Cash		$2,807,513	$7,415,516
Trade and other receivables	5	30,730,691	37,868,107
Investments		50,000	125,000
Loans receivable		—	50,935
Income tax receivable		—	367,092
Prepaid expenses		2,086,346	2,017,004
Total current assets		35,674,550	47,843,654
Non-current
Property and equipment	7	142,511	180,621
Right-of-use assets	10	1,405,967	2,099,996
Investment in associates and joint ventures	6	2,522,200	2,450,031
Long-term portion of prepaid expenses		186,156	279,814
Intangible assets	8	102,041,486	116,967,438
Goodwill	9	126,709,548	171,615,991
Total Assets		$268,682,418	$341,437,545

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	11	$40,566,839	$32,823,320
Contract liabilities		4,819,056	5,380,378
Income tax payable		405,465	129,485
Current portion of long-term debt	12	4,352,940	17,431,625
Current portion of deferred payment liability	14	79,183	2,391,863
Current portion of lease liabilities	10	756,450	872,429
Current portion of other long-term debt	13	9,883	10,891
Total current liabilities		50,989,816	59,039,991
Non-current
Long-term debt	12	10,337,962	—
Long-term portion of deferred payment liability	14	2,035,033	1,451,939
Long-term portion of lease liabilities	10	933,678	1,478,438
Other long-term debt	13	143,934	144,844
Deferred tax liability		21,952,993	24,671,326
Total liabilities		$86,393,416	$86,786,538

Shareholders’ Equity
Share capital	15	444,474,076	442,781,376
Contributed surplus	16, 17	34,685,622	30,402,742
Accumulated other comprehensive income		8,309,911	8,629,848
Deficit		(305,180,607)	(227,162,959)
Total shareholders’ equity		182,289,002	254,651,007
Total liabilities and shareholders’ equity		$268,682,418	$341,437,545

Basis of preparation (Note 2)

Commitments (Note 21)

Subsequent events (Note 23)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

		For the three months ended		For the nine months ended
	Note	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

Revenue	22	$45,558,271	$50,578,758	$131,037,006	$148,865,324
Cost of sales		28,821,750	34,018,169	82,552,235	103,470,191
Gross margin		16,736,521	16,560,589	48,484,771	45,395,133
Operating expenses
Professional fees		674,299	766,057	1,817,698	2,358,559
Consulting fees		1,679,734	1,338,329	4,583,686	4,593,506
Advertising and promotion		554,247	662,279	2,948,971	1,417,344
Office and general		2,068,666	2,288,057	6,290,787	7,232,551
Annual general meeting legal and advisory costs	15	—	1,149,396	—	3,386,596
Salaries and wages		8,814,047	9,325,237	27,953,381	27,135,015
Technology support, web development and content		6,662,381	6,050,270	16,115,371	13,309,341
Esports player, team and game expenses		680,637	623,913	1,961,799	3,618,761
Foreign exchange (gain) loss		(43,052)	(480,528)	94,356	(1,105,730)
Share-based compensation	16, 17	1,364,059	821,811	4,282,880	5,336,617
Amortization and depreciation	7, 8, 10	2,562,229	4,055,415	8,786,327	13,257,813
Total operating expenses		25,017,247	26,600,236	74,835,256	80,540,373

Other expenses (income)
Goodwill impairment	9	44,822,575	31,281,286	44,822,575	31,281,286
Intangible asset impairment	8	6,838,060	—	6,838,060	—
Transaction costs		—	—	—	114,853
Share of net (income) loss from investment in associates and joint ventures	6	(138,339)	226,940	(72,169)	(1,001,002)
Interest and accretion	10,12-14	617,653	414,203	1,833,378	2,963,981
Loss on settlement of deferred payment liability	14	—	—	—	3,302,824
Gain on sale of intangible assets	8	—	(4,836,075)	—	(4,836,075)
Loss on derecognition of long-term debt	12	—	482,282	—	482,282
Loss (gain) on revaluation of deferred payment liability	14	413,044	332,208	615,121	(539,555)
Gain on player buyouts		—	(24,660)	—	(505,197)
Interest income		(575)	(5,257)	(63,296)	(7,978)
Net loss before income taxes		(60,833,144)	(37,910,574)	(80,324,154)	(66,400,659)

Income taxes
Current tax expense		171,346	202,185	397,117	509,431
Deferred tax recovery		(1,940,134)	(1,018,542)	(2,703,623)	(1,902,714)
Net loss for the period		(59,064,356)	(37,094,217)	(78,017,648)	(65,007,376)

Other comprehensive income (loss)
Items that may be reclassified to profit or loss
Foreign currency translation adjustment		1,815,312	6,904,338	(319,937)	8,764,205
Net loss and comprehensive loss for the period		$(57,249,044)	$(30,189,879)	$(78,337,585)	$(56,243,171)
Net loss per share, basic and diluted		$(0.38)	$(0.25)	$(0.51)	$(0.46)
Weighted average number of common shares outstanding, basic and diluted		154,393,280	150,257,804	152,786,876	140,930,554

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Shareholders’ Equity

For the nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

	Note	Number of shares	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total shareholders’ equity

Balance, January 1, 2022		133,549,269	$387,087,948	$25,485,361	$527,166	$(150,332,154)	$262,768,321
Issuance of shares to effect the Outplayed acquisition	15	35,770	181,389	—	—	—	181,389
Shares issued upon exercise of options	15	74,051	309,720	(239,899)	—	—	69,821
Shares issued for settlement of deferred payment liability	14, 15	16,280,103	50,373,851	—	—	—	50,373,851
Shares issued for settlement of accounts payable	15	1,098,325	1,969,627	—	—	—	1,969,627
Share-based compensation	16, 17	—	—	5,336,617	—	—	5,336,617
Other comprehensive income for the period		—	—	—	8,764,205	—	8,764,205
Net loss for the period		—	—	—	—	(65,007,376)	(65,007,376)
Balance September 30, 2022		151,037,518	$439,922,535	$30,582,079	$9,291,371	$(215,339,530)	$264,456,455

Balance, January 1, 2023		151,767,243	$442,781,376	$30,402,742	$8,629,848	$(227,162,959)	$254,651,007
Shares issued for settlement of deferred payment liability	14, 15	2,626,037	1,692,700	—	—	—	1,692,700
Share-based compensation	16, 17	—	—	4,282,880	—	—	4,282,880
Other comprehensive loss for the period		—	—	—	(319,937)	—	(319,937)
Net loss for the period		—	—	—	—	(78,017,648)	(78,017,648)
Balance, September 30, 2023		154,393,280	$444,474,076	$34,685,622	$8,309,911	$(305,180,607)	$182,289,002

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Enthusiast Gaming Holdings Inc.

Condensed Consolidated Interim Statements of Cash Flows

For the nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

		For the nine months ended
	Note	September 30, 2023	September 30, 2022
Cash flows from operating activities
Net loss for the period		$(78,017,648)	$(65,007,376)
Items not affecting cash:
Goodwill impairment	9	44,822,575	31,281,286
Intangible asset impairment	8	6,838,060	—
Amortization and depreciation	7, 8, 10	8,786,327	13,257,813
Share-based compensation	16, 17	4,282,880	5,336,617
Interest and accretion	10, 12 -14	179,452	2,266,161
Deferred tax recovery		(2,703,623)	(1,902,714)
Share of net income from investment in associates and joint ventures	6	(72,169)	(1,001,002)
Loss (gain) on revaluation of deferred payment liability	14	615,121	(539,555)
Loss on settlement of deferred payment liability	14	—	3,302,824
Gain on sale of intangible assets	8	—	(4,876,659)
Foreign exchange gain		(115,291)	(1,416,264)
Gain on player buyouts		—	(505,197)
Gain on settlement of accounts payable	15	—	(587,769)
Gain on derecognition of long-term debt	12	—	482,282
Shares for services		—	84,388
Provisions		139,856	—
Changes in working capital:
Changes in trade and other receivables		7,048,454	(2,476,193)
Changes in prepaid expenses		23,820	(645,919)
Changes in loans receivable		—	125,995
Changes in accounts payable and accrued liabilities		7,743,519	2,479,331
Changes in contract liabilities		(561,322)	559,566
Changes in income tax receivable and payable		755,959	371,458
Income tax paid		(112,887)	(93,433)
Net cash used in operating activities		(346,917)	(19,504,360)

Cash flows from investing activities
Cash paid for mergers and acquisitions		—	(2,937,520)
Cash acquired from mergers and acquisitions		—	1,748,602
Proceeds from sale of intangible assets	8	—	5,460,959
Proceeds from player buyouts, net of transaction costs		—	505,197
Proceeds from redemption of investments		75,000	—
Repayment of deferred payment liability	14	(844,350)	(472,833)
Acquisition of intangible assets	8	(27,488)	—
Acquisition of property and equipment	7	(20,430)	(5,245)
Net cash (used in) provided by investing activities		(817,268)	4,299,160

Cash flows from financing activities
Proceeds from long-term debt, net of transaction costs	12	539,329	9,759,047
Repayment of long-term debt	12	(3,264,705)	(1,500,003)
Proceeds from exercise of options	15	—	69,821
Repayment of other long-term debt	13	(9,883)	(13,026)
Lease payments	10	(722,139)	(705,075)
Net cash (used in) provided by financing activities		(3,457,398)	7,610,764
Foreign exchange effect on cash		13,580	756,034
Net change in cash		(4,608,003)	(6,838,402)
Cash, beginning of period		7,415,516	22,654,262
Cash, end of period		$2,807,513	$15,815,860

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

1.	Nature of operations

Enthusiast Gaming Holdings Inc. (the “Company” or “Enthusiast”) was incorporated under the Business Corporation Act (British Columbia) on June 27, 2018. The Company is publicly traded on the Toronto Stock Exchange (“TSX”) and Nasdaq Capital Market under the symbol “EGLX”. On October 23, 2023, the Company announced that it has notified the Nasdaq Stock Market LLC (“Nasdaq”) of its intention to voluntarily delist its common shares from the Nasdaq Capital Market (Note 23). The Company maintains its registered office at 510 West Georgia Street, Suite 1800, Vancouver, British Columbia and its executive office at 90 Eglinton Avenue East, Suite 805, Toronto, Ontario, M4P 2Y3.

The Company’s principal business activities are comprised of media and content, entertainment and esports. The Company’s digital media platform includes video gaming related websites, YouTube channels and a library of casual games. The Company’s esports division, Luminosity Gaming Inc. (“Luminosity”), is a leading global esports franchise that consists of professional esports teams under ownership and management, including the Vancouver Titans Overwatch team and the Seattle Surge Call of Duty team. The Company’s entertainment business owns and operates the largest mobile gaming event in Europe, Pocket Gamer Connects.

On April 28, 2022, the Company, through its wholly-owned subsidiary, Steel Media Limited, acquired all of the issued and outstanding treasury shares of Fantasy Media Ltd (“FML”) and Fantasy Football Scout Limited (“FFS”, which together with “FML” is herein referred to as “FFS”), pursuant to a share purchase agreement dated April 28, 2022 (the “FFS SPA”). The FFS SPA is accounted for in accordance with IFRS 3, as the operations of FFS constitute a business.

The FFS SPA is called “Mergers and Acquisitions” in these condensed consolidated interim financial statements. For information relating to the accounting of the FFS SPA refer to Note 5 of the audited consolidated financial statements of the Company for the year ended December 31, 2022.

Approval of Financial Statements

These condensed consolidated interim financial statements were authorized for issuance by the Board of Directors of the Company on November 13, 2023.

2.	Statement of compliance and basis of preparation

(i)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting. These condensed consolidated interim financial statements do not include all of the information required for annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations by the IFRS Interpretations Committee.

(ii)	Basis of preparation

These condensed consolidated interim financial statements are prepared under the historical cost convention except for the revaluation of certain financial assets and liabilities to fair value. All financial information is presented in Canadian dollars, except as otherwise noted.

The Company’s future operations are dependent upon its ability to generate positive cash flows from operations and raise additional financing. For the nine months ended September 30, 2023, the Company incurred a net loss of $78,017,648 (September 30, 2022– $65,007,376), had negative cash flows from operations of $346,917 (September 30, 2022 – $19,504,360) and as of September 30, 2023, the Company has a working capital deficit of $15,315,266 (December 31, 2022 - $11,196,337) and an accumulated deficit of $305,180,607 (December 31, 2022 – $227,162,959).

The Company’s cash resources as of September 30, 2023, are not sufficient to fund its planned business operations over the next 12 months. Additional financing will be required in order to settle current liabilities and to service the Company’s Term Credit and Operating Credit and remain in compliance with covenants under the Amended Commitment Letter (Note 12), as revised to the Amended and Restated Commitment Letter (Note 23), as well as fund the planned business operations, which includes increasing direct and programmatic advertising revenues, increasing subscription revenue, building key strategic partnerships, undertaking marketing initiatives, and improving technical infrastructure.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

2.	Statement of compliance and basis of preparation (continued)

(ii)	Basis of preparation (continued)

Subsequent to September 30, 2023 (Note 23), the Company entered into an amendment to the Amended Commitment Letter (Note 12), that defers certain payments under the Term Credit and enables the Company to expand its Operating Credit subject to certain terms and conditions, the successful resolution of which will enable re-investment of funds into the business for growth opportunities and continued operations as well as alleviate short term liquidity pressures. The failure to successfully satisfy the conditions in connection with the Amended and Restated Commitment Letter could impact planned and continuing operations.

These factors represent a material uncertainty that casts substantial doubt as to the Company’s use of the going concern assumption in preparation of these condensed consolidated interim financial statements. These condensed consolidated interim financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis was not appropriate for these condensed consolidated interim financial statements, adjustments may be necessary to the carrying value of assets and liabilities or reported expenses, and these adjustments could be material.

(iii)	Basis of consolidation

Subsidiaries are entities controlled by the Company where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income and expenses have been eliminated on consolidation.

These condensed consolidated interim financial statements include the accounts of Enthusiast Gaming Holdings Inc. and its wholly-owned subsidiaries. The accounts of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The table below lists the Company’s wholly-owned subsidiaries:

Name of Subsidiary	Jurisdiction	Functional Currency	Accounting Method
GameCo Esports Canada Inc. (formerly Aquilini GameCo Inc.)	Canada	Canadian dollars	Consolidation
GameCo eSports USA Inc.	USA	U.S. dollars	Consolidation
Luminosity Gaming Inc.	Canada	Canadian dollars	Consolidation
Luminosity Gaming (USA) LLC	USA	U.S. dollars	Consolidation
Enthusiast Gaming Properties Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Inc.	Canada	U.S. dollars	Consolidation
Enthusiast Gaming Live Inc.	Canada	Canadian dollars	Consolidation
Enthusiast Gaming Media (US) Inc.	USA	U.S. dollars	Consolidation
Tabwire LLC	USA	U.S. dollars	Consolidation
GameKnot LLC	USA	U.S. dollars	Consolidation
Addicting Games, Inc.	USA	U.S. dollars	Consolidation
TeachMe, Inc.	USA	U.S. dollars	Consolidation
Outplayed, Inc.	USA	U.S. dollars	Consolidation
Storied Talent, LLC	USA	U.S. dollars	Consolidation
Enthusiast Gaming (PG) Inc.	Canada	Canadian dollars	Consolidation
Steel Media Limited	England and Wales	UK Pound Sterling	Consolidation
Fantasy Media Ltd.	England and Wales	UK Pound Sterling	Consolidation
Fantasy Football Scout Limited	England and Wales	UK Pound Sterling	Consolidation
Omnia Media Inc.	USA	U.S. dollars	Consolidation
Vedatis SAS	France	Euro	Consolidation

Refer to Note 6 for the Company’s investment in associates and joint ventures.

3.	Significant accounting policies

The Company’s accounting policies as described in Note 3, Significant Accounting Policies, of the Company’s audited consolidated financial statements for the year ended December 31, 2022, have been applied consistently to all periods presented in these condensed consolidated interim financial statements. Refer to those audited consolidated financial statements for the significant accounting policies which remain unchanged as of September 30, 2023.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

The following new standards, interpretation or amendment were adopted for the first time on January 1, 2023:

IAS 1 – Presentation of Financial Statements (“IAS 1”)

In February 2021, the IASB issued amendments to IAS 1 to assist entities in determining which accounting policies to disclose in the financial statements. The amendments to IAS 1 require that an entity disclose its material accounting policies, instead of its significant accounting policies. The amendments apply to annual reporting periods beginning on or after January 1, 2023. There was no material impact from the adoption of this amendment on the Company’s condensed consolidated interim financial statements.

In January 2020, IAS 1 was amended to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or non-current is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023 and are to be applied retrospectively. There was no material impact from the adoption of this amendment on the Company’s condensed consolidated interim financial statements.

IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

In February 2021, the IASB issued “Definition of Accounting Estimates”, which amends IAS 8. The amendment replaces the definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty.” The amendment provides clarification to help entities to distinguish between accounting policies and accounting estimates. The amendments are effective for annual periods beginning on or after January 1, 2023. There was no impact from the adoption of this amendment on the Company’s condensed consolidated interim financial statements.

IAS 12 – Income Taxes (“IAS 12”)

In May 2021, the IASB issued “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”, which amends IAS 12. The amendment narrows the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offset temporary differences. As a result, companies will need to recognize a deferred tax asset and deferred tax liability for temporary differences arising on initial recognition of transactions such as leases and decommissioning obligations. The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied retrospectively. There was no material impact from the adoption of this amendment on the Company’s condensed consolidated interim financial statements.

4.	Significant accounting judgments, estimates and uncertainties

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to the accounting estimates are recognized in the period in which the estimates are revised.

There have been no significant changes to the Company’s significant accounting judgements, estimates and uncertainties, as described in Note 4, Significant Accounting Judgments, Estimates and Uncertainties, of the Company’s audited consolidated financial statements for the year ended December 31, 2022.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

5.	Trade and other receivables

A summary of trade and other receivables is as follows:

	September 30, 2023	December 31, 2022

Trade receivables (Note 20)	$26,329,214	$31,894,090
Other receivables	4,744,705	5,906,625
HST and VAT receivables	47,637	368,127
Expected credit loss provision (Note 20)	(390,865)	(300,735)
	$30,730,691	$37,868,107

As of September 30, 2023, other receivables include:

(i)	amounts advanced to Surge eSports LLC, a former related party by nature of it being under the control or direction of the former Chairman of the Company, of $3,439,375 (December 31, 2022 - $3,445,481). The Company intends to apply these advances against future share subscriptions in Surge eSports LLC. The advances are non-interest bearing and are receivable if the Company does not obtain share subscriptions in Surge eSports LLC; and,

(ii)	a promissory note receivable of $Nil (December 31, 2022 - $1,354,400) relating to the sale of certain web properties pursuant to an asset purchase agreement dated September 29, 2022. The promissory note was non-interest bearing and was due by September 29, 2023.

6.	Investment in associates and joint ventures

(i)	Investment in associates

On August 30, 2019, pursuant to an investment agreement between GameCo Esports Canada Inc. (“GameCo”) and Aquilini Properties LP (a former related party by nature of it being under the control or direction of the former Chairman of the Company), GameCo acquired 100 class B common shares of AIG eSports Canada Holdings Ltd. (“AIG Canada”) and GameCo eSports USA Inc. acquired a 25% non-voting participating interest in AIG eSports USA Intermediate Holdings, LLC (“AIG USA”). Collectively, AIG Canada and AIG USA own and manage professional esports teams in Canada and the United States. Aquilini Properties LP controls AIG Canada and AIG USA.

On October 1, 2022, the Company made a capital contribution of $323,078 to AIG Canada through the settlement of trade receivables due from AIG eSports LP. GameCo, through the class B common shares acquired in AIG Canada, holds 25% of the limited partnership units of AIG eSports LP.

A summary of the Company’s investment in associates is as follows:

	AIG Canada	AIG USA	Total

Balance, January 1, 2022	$662,853	$163,507	$826,360
Contributions	323,078	—	323,078
Share of net income from investment in associate	760,117	528,240	1,288,357
Balance, December 31, 2022	$1,746,048	$691,747	$2,437,795
Share of net (loss) income from investment in associate	(184,989)	247,833	62,844
Balance, September 30, 2023	$1,561,059	$939,580	$2,500,639

(ii)	Investment in joint ventures

On July 7, 2021, the Company, through its wholly-owned subsidiary, Enthusiast Gaming Inc., entered into a joint venture with Toronto Star Newspapers Limited (“Torstar”) to create an original online news platform and community for gamers named AFK Media Partnership (“AFK”). The Company and Torstar each hold a 50% interest in this joint venture. The Company and Torstar have each invested $125,000 into AFK as startup capital.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

6.	Investment in associates and joint ventures (continued)

(ii)	Investment in joint ventures (continued)

A summary of the Company’s investment in AFK is as follows:

Amount

Balance, January 1, 2022	$58,909
Share of net loss from investment in joint venture	(46,673)
Balance, December 31, 2022	$12,236
Share of net income from investment in joint venture	9,325
Balance, September 30, 2023	$21,561

A summary of the Company’s investment in associates and joint ventures is as follows:

	September 30, 2023	December 31, 2022

AIG Canada	$1,561,059	$1,746,048
AIG USA	939,580	691,747
AFK	21,561	12,236
Total investment in associates and joint ventures	$2,522,200	$2,450,031

7.	Property and equipment

	Furniture and fixtures	Computer equipment	Leasehold improvements	Production equipment	Total

Cost
Balance, January 1, 2022	$186,245	$191,093	$86,919	$45,739	$509,996
Additions	514	10,764	—	—	11,278
Effect of movement in exchange rates	8,729	10,706	4,625	3,125	27,185
Balance, December 31, 2022	$195,488	$212,563	$91,544	$48,864	$548,459
Additions	437	19,993	—	—	20,430
Effect of movement in exchange rates	(203)	(202)	(128)	(87)	(620)
Balance, September 30, 2023	$195,722	$232,354	$91,416	$48,777	$568,269

Accumulated depreciation
Balance, January 1, 2022	$67,945	$131,692	$41,679	$20,692	$262,008
Depreciation	30,645	28,412	17,558	12,419	89,034
Effect of movement in exchange rates	3,931	8,169	2,779	1,917	16,796
Balance, December 31, 2022	$102,521	$168,273	$62,016	$35,028	$367,838
Depreciation	21,234	15,009	13,516	8,297	58,056
Effect of movement in exchange rates	(23)	(52)	(36)	(25)	(136)
Balance, September 30, 2023	$123,732	$183,230	$75,496	$43,300	$425,758

Net book value
Balance, December 31, 2022	$92,967	$44,290	$29,528	$13,836	$180,621
Balance, September 30, 2023	$71,990	$49,124	$15,920	$5,477	$142,511

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

8.	Intangibles

	Domain names	Application & technology development & website content	Brand names	Subscriber & sponsorship relationships	Player contracts	Multi channel network license	Talent management & owned & operated content brand	Talent contracts & digital content	Game application & technology development	Total
Balance, January 1, 2022	$50,834,054	$16,955,178	$34,574,132	$7,914,405	$311,200	$10,749,000	$9,363,000	$5,507,000	$6,063,887	$142,271,856
Mergers and Acquisitions	—	837,000	845,000	891,000	—	—	—	—	—	2,573,000
Disposals	(1,955,000)	(340,000)	—	—	(311,200)	—	—	—	—	(2,606,200)
Effect of movement in foreign exchange rates	676,519	865,525	1,558,148	70,014	—	—	—	—	275,749	3,445,955
Balance, December 31, 2022	$49,555,573	$18,317,703	$36,977,280	$8,875,419	$—	$10,749,000	$9,363,000	$5,507,000	$6,339,636	$145,684,611
Additions	—	27,488	—	—	—	—	—	—	—	27,488
Intangible asset impairment	(2,365,756)	—	(2,395,744)	—	—	—	(2,076,560)	—	—	(6,838,060)
Effect of movement in foreign exchange rates	(18,749)	(8,008)	(32,982)	8,536	—	—	—	—	(451)	(51,654)
Balance, September 30, 2023	$47,171,068	$18,337,183	$34,548,554	$8,883,955	$—	$10,749,000	$7,286,440	$5,507,000	$6,339,185	$138,822,385

Accumulated amortization
Balance, January 1, 2022	$—	$4,394,766	$—	$1,856,235	$311,200	$1,440,120	$—	$3,103,940	$2,027,000	$13,133,261
Amortization	—	7,605,307	—	1,333,806	—	1,074,920	—	1,826,400	3,853,494	15,693,927
Disposals	—	(340,000)	—	—	(311,200)	—	—	—	—	(651,200)
Effect of movement in foreign exchange rates	—	311,890	—	24,828	—	—	—	—	204,467	541,185
Balance, December 31, 2022	$—	$11,971,963	$—	$3,214,869	$—	$2,515,040	$—	$4,930,340	$6,084,961	$28,717,173
Amortization	—	5,407,048	—	996,095	—	806,190	—	576,660	254,336	8,040,329
Effect of movement in foreign exchange rates	—	23,692	—	(183)	—	—	—	—	(112)	23,397
Balance, September 30, 2023	$—	$17,402,703	$—	$4,210,781	$—	$3,321,230	$—	$5,507,000	$6,339,185	$36,780,899

Balance, December 31, 2022	$49,555,573	$6,345,740	$36,977,280	$5,660,550	$—	$8,233,960	$9,363,000	$576,660	$254,675	$116,967,438
Balance, September 30, 2023	$47,171,068	$934,480	$34,548,554	$4,673,174	$—	$7,427,770	$7,286,440	$—	$—	$102,041,486

During the period ended September 30, 2022, the Company sold certain web properties for gross proceeds of $6,831,659 (USD $5,000,000) pursuant to an asset purchase agreement dated September 29, 2022. As of September 30, 2022, the Company had a promissory note receivable for $1,370,700 (USD $1,000,000) of the gross proceeds which was included in trade and other receivables (Note 5). The Company derecognized $1,955,000 of domain names and $340,000 of application and technology development and website content, which were fully amortized, as a result of the asset sale. During the period ended September 30, 202, the Company recognized a gain on sale of intangible assets of $4,836,075, net of $40,584 of transaction costs, which is included in the consolidated statements of loss and comprehensive loss.

The Company performed impairment testing as of September 30, 2023 and determined that the estimated recoverable amount of the Omnia CGU exceeded its carrying amount by $10,916,068, resulting in an intangible asset impairment charge of $2,076,560 for owned and operated content brand (Note 9).

The Company performed impairment testing as of September 30, 2023 and determined that the estimated recoverable amount of the Addicting Games CGU exceeded its carrying amount by $16,444,145, resulting in an intangible asset impairment charge of $2,365,756 for domain names (Note 9).

During the period end September 30, 2023, the Company recorded an impairment charge of $2,395,744 relating to brand names (Note 9).

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

9.	Goodwill

The following comprises the balance of goodwill by cash-generating unit (“CGU”). Goodwill arose through the mergers and acquisitions of (i) Luminosity on August 27, 2019, (ii) Enthusiast Gaming Properties Inc. (“Enthusiast Properties) on August 30, 2019, (iii) Steel Media Limited (“Steel Media”) on October 3, 2019, (iv) Omnia Media Inc. (“Omnia”) on August 30, 2020, (v) Vedatis SAS (“Vedatis”) on May 1, 2021, (vi) Tabwire LLC (“Tabwire”) on June 21, 2021, (vii) GameKnot LLC (“GameKnot”) on August 30, 2021, (viii) Addicting Games, Inc. (“Addicting Games”) on September 2, 2021, (ix) Outplayed, Inc. (“Outplayed”) on November 22, 2021, and (x) FFS on April 28, 2022.

In April 2019, Enthusiast Properties acquired 100% of the assets of The Sims Resource (“TSR”) from Generatorhallen AB and IBIBI HB. TSR is identified as a separate CGU from Enthusiast Properties based on the nature of the business and the assessment that TSR generates cash flows that are largely independent of the cash flows from other assets deployed in Enthusiast Properties. The Company has included Vedatis, Tabwire and GameKnot within the Enthusiast Properties CGU based on the nature of these businesses and the assessment that they generate cash flows that are not largely independent of the cash flows from other assets deployed in Enthusiast Properties. The Company has included FFS within the Steel Media CGU based on the nature of these businesses and the assessment that they generate cash flows that are not largely independent of the cash flows from other assets deployed in Steel Media.

A summary goodwill by CGU is as follows:

	Enthusiast Properties	TSR	Luminosity	Steel Media	Omnia	Addicting Games	Outplayed	Total

Balance, January 1, 2022	$76,263,276	$20,898,598	$6,003,150	$1,890,627	$22,921,670	$29,282,414	$37,837,924	$195,097,659
Mergers and Acquisitions	—	—	—	2,053,293	—	—	—	2,053,293
Goodwill impairment	—	—	—	—	(14,082,162)	(17,199,124)	—	(31,281,286)
Effect of movement in foreign exchange rates	849,126	—	—	45,344	—	2,015,165	2,836,690	5,746,325
Balance, December 31, 2022	$77,112,402	$20,898,598	$6,003,150	$3,989,264	$8,839,508	$14,098,455	$40,674,614	$171,615,991
Goodwill impairment	(9,922,016)	—	(6,003,150)	—	(8,839,508)	(14,078,389)	(5,979,512)	(44,822,575)
Effect of movement in foreign exchange rates	(23,532)	—	—	38,345	—	(20,066)	(78,615)	(83,868)
Balance, September 30, 2023	$67,166,854	$20,898,598	$—	$4,027,609	$—	$—	$34,616,487	$126,709,548

The Company performs its annual impairment tests at December 31 or at an interim date when events or changes in the business environment (triggering events) would more likely than not reduce the fair value of a CGU below its carrying value. During the nine months ended September 30, 2023, the Company concluded that there were triggering events requiring an impairment assessment due to overall macroeconomic conditions including but not limited to increasing interest rates, high inflation, and softening of the digital advertisement demand and spending due to uncertain market economic outlook. The Company performed impairment testing as of September 30, 2023, and determined that impairment charges were necessary for the Luminosity CGU of $6,003,150 (September 30, 2022 - $Nil), the Omnia CGU of $10,916,068 (September 30, 2022 - $14,082,162), the Addicting Games CGU of $16,444,145 (September 30, 2022 - $17,199,124) and the Outplayed CGU of $5,979,512 (September 30, 2022 - $Nil) due to the overall macroeconomic conditions. The Omnia impairment charge was allocated to goodwill in the amount of $8,839,508 and intangible assets (owned and operated content brand) in the amount of $2,076,560 (Note 8). The Addicting Games impairment charge was allocated to goodwill in the amount of $14,078,389 and intangible assets (domain names) in the amount of $2,365,756 (Note 8).

During the period ended September 30, 2023, the Company evaluated and concluded that certain intangible assets and related goodwill within the Enthusiast Properties CGU should be retired, and an impairment charge recorded to write off the related carrying values. As a result, the Company recorded an impairment charge of $12,317,760 (September 30, 2022 - $Nil). The impairment charge was allocated to goodwill in the amount of $9,922,016 and intangible assets (brand names) in the amount of $2,395,744 (Note 8).

The Company determined the recoverable amount based on the value-in-use approach to assess the value of Enthusiast Properties, TSR, Luminosity, Steel Media, Omnia, Addicting Games, and Outplayed CGUs. The recoverable amount of the Company’s CGUs was estimated based on an assessment of their value-in-use using a discounted cash flow approach. The approach uses cash flow projections based upon a financial forecast approved by management and reviewed by the Board of Directors, covering a five-year period. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

9.	Goodwill (continued)

The Company has made certain assumptions in determining the expected future cash flows based on budgets approved by management and include management’s best estimate of expected market conditions. Accordingly, it is possible that future changes in assumptions may negatively impact future valuations of goodwill and the Company would be required to recognize an impairment loss.

As of September 30, 2023, the following are key assumptions on which management based its determinations of the recoverable amount for goodwill based on each CGU’s value-in-use:

	Enthusiast Properties	TSR	Luminosity	Steel Media	Omnia	Addicting Games	Outplayed

Average revenue growth rates	26.4%	5.6%	25.2%	11.8%	6.9%	12.8%	27.4%
Terminal revenue growth rates	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Pre-tax discount rate	24.4%	24.7%	23.8%	24.2%	26.4%	25.5%	23.2%

As of December 31, 2022, the following are key assumptions on which management based its determinations of the recoverable amount for goodwill based on each CGU’s value-in-use:

	Enthusiast Properties	TSR	Luminosity	Steel Media	Omnia	Addicting Games	Outplayed

Average revenue growth rates	28.6%	6.4%	54.7%	18.0%	12.7%	22.5%	32.5%
Terminal revenue growth rates	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Pre-tax discount rate	23.1%	25.0%	23.8%	23.8%	27.3%	25.9%	22.3%

The Company determined the revenue growth rate, the terminal revenue growth rate based on past performance and its expectations for market development. The pre-tax discount rates used reflect specific risks in relation to the CGU.

10.	Right-of-use assets and lease liabilities

The Company’s leased assets consist of office premises. When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using incremental borrowing rates of 4.20% to 5.00%.

A summary of right-of-use assets is as follows:

Amount

Balance, January 1, 2022	$2,885,662
Depreciation	(924,883)
Effect of movement in exchange rates	139,217
Balance, December 31, 2022	$2,099,996
Depreciation	(687,942)
Effect of movement in exchange rates	(6,087)
Balance, September 30, 2023	$1,405,967

A summary of lease liabilities is as follows:

Amount

Balance, January 1, 2022	$3,010,347
Payments	(948,040)
Accretion	105,496
Effect of movement in exchange rates	183,064
Balance, December 31, 2022	2,350,867
Payments	(722,139)
Accretion	66,109
Effect of movement in exchange rates	(4,709)
Balance, September 30, 2023	1,690,128
Current portion of lease liabilities	756,450
Long-term portion of lease liabilities	$933,678

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

10.	Right-of-use assets and lease liabilities (continued)

Note 20 provides a summary of undiscounted lease payments to be made as of the statement of financial position date. Variable lease payments during the nine months ended September 30, 2023, which are not included in lease liabilities are $186,279 (September 30, 2022 - $198,055). The total cash outflow for leases during the nine months ended September 30, 2023 is $908,418 (September 30, 2022 - $903,130).

11.	Accounts payable and accrued liabilities

A summary of accounts payable and accrued liabilities is as follows:

	September 30, 2023	December 31, 2022

Accounts payable	$29,923,986	$23,404,129
Accrued liabilities	10,642,853	9,419,191
	$40,566,839	$32,823,320

The Company, in the course of its normal operations, is subject to claims, lawsuits, and contingencies. Accruals are made in instances where it is probable that liabilities may be incurred and where such liabilities can be reasonably estimated.

12.	Long-term debt

Under the terms of a commitment letter (the “Commitment Letter”) dated December 3, 2021, an arm’s length lender (the “Bank”) agreed to provide the Company, as borrower, and certain Canadian and U.S. subsidiaries of the Company, as guarantors, with a non-revolving term facility (the “Term Credit”) and an operating line (the “Operating Credit”).

The Term Credit consists of an authorized credit limit amount of $10,000,000, bearing interest at the Banker’s Acceptance fee equal to CDOR rate plus 7.5% per annum, with interest payable monthly. The Term Credit is repayable in up to 24 equal monthly instalments of principal based on an amortization period of 60 months, with final payment of the remaining principal then outstanding due 24 months from the initial drawdown date of advance. On December 17, 2021 the Company was advanced $10,000,000 which was used to extinguish a prior long-term debt. The Term Credit was used for purposes of (i) working capital, and (ii) to finance mergers and acquisitions.

The Operating Credit consists of an authorized amount of $5,000,000, subject to a borrowing base, bearing interest at the greater of (i) the Bank’s prime lending rate plus 1.25%, and (ii) 2.45% per annum, with interest payable monthly. The Operating Credit is repayable no later than 24 months from the date of the satisfaction or waiver of conditions precedent. The Operating Credit is to be used for purposes of general operating requirements. The Company had $539,329 (December 31, 2022 - $Nil) drawn upon the Operating Credit as of September 30, 2023.

The aggregate of all advances under the Operating Credit and Bank credit cards are not to exceed the lesser of (i) the Operating Credit, and (ii) the borrowing base. The borrowing base is based on a percentage of eligible accounts receivable less certain accounts payable for material subsidiaries of the Company.

Subject to the Bank’s approval, the Company can exercise an option to extend the maturity date of both the Term Credit and Operating Credit for an additional 12-month period. The Term Credit and Operating Credit are secured by substantially all of the assets of the Company and the guarantor subsidiaries. The Company will be entitled to prepay all or part of the Term Credit and Operating Credit at any time with penalty.

On September 12, 2022, the Company entered into an amendment to commitment letter (the “Amended Commitment Letter”) which increased the total amount of the Term Credit to a maximum amount of $20,000,000. On September 16, 2022, the Company was advanced an incremental $10,000,000 pursuant to the Amended Commitment Letter. The Company incurred transaction costs of $241,872 in connection with the Amended Commitment Letter. As the terms of the Amended Commitment Letter were substantially different from the terms of the Commitment Letter, the amendment was determined to be derecognition of debt in accordance with IFRS 9, Financial Instruments. During the year ended December 31, 2022, a loss on derecognition of long-term debt in the amount of $482,282 was recognized in the consolidated statements of loss and comprehensive loss.

The Term Credit under the Amended Commitment Letter is amortized at an effective interest rate of 11.08% following the transaction costs incurred and loss on derecognition of long-term debt recognized pursuant to the amendment.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

12.	Long-term debt (continued)

On December 31, 2022, as per the terms of the Commitment Letter, the Company provided the Bank notice of the exercise of the Company’s option to extend the maturity date of the Term Credit and Operating Credit for an additional 12-month period ending December 31, 2024. On March 21, 2023, the Company received notice of the Bank’s approval of the Company’s option to extend the maturity date. The change in the maturity date will be subsequently reflected in the Commitment Letter by means of an amendment. On October 6, 2023, the Company entered into an amendment to Amended Commitment Letter which extended the maturity date to June 30, 2025 (Note 23).

During the nine months ended September 30, 2023, the Company recognized $1,658,202 (September 30, 2022 – $688,374) of interest expense and $15,347 (September 30, 2022 – expense of $124,235) of accretion income which are included in interest and accretion in the condensed consolidated interim statements of loss and comprehensive loss.

The following tables shows the movement of the Term Credit and Operating Credit balance during the period:

Amount
Balance, January 1, 2022	$9,681,867
Advances	10,000,000
Repayments	(2,588,238)
Accretion	97,586
Transaction costs	(241,872)
Loss on derecognition of long-term debt	482,282
Balance, December 31, 2022	$17,431,625
Advances	539,329
Repayments	(3,264,705)
Accretion	(15,347)
Balance, September 30, 2023	14,690,902
Current portion of long-term debt	4,352,940
Long-term debt	$10,337,962

A summary of the Company’s Term Credit and Operating Credit is as follows:

	September 30, 2023	December 31, 2022
Term credit	$14,151,573	$17,431,625
Operating credit	539,329	—
	$14,690,902	$17,431,625
Current portion of long-term debt	4,352,940	17,431,625
Long-term debt	$10,337,962	$—

The Amended Commitment Letter contains certain covenants that the Company must comply with, including (i) maintaining a minimum funded debt to gross profit ratio, which varies by quarter, (ii) at all times, a cash runway ratio of a minimum of 4 months, tested quarterly, until the quarter ending March 31, 2023, and then a cash runway ratio of a minimum of 6 months, tested quarterly, until the quarter ending December 31, 2023, and (iii) beginning December 31, 2023, a minimum funded debt to EBITDA ratio of no more than 4.0x, calculated based on the trailing 12 months and tested quarterly. The Company was in compliance with the applicable covenants during the nine months ended September 30, 2023.

13.	Other long-term debt

Upon the acquisition of Addicting Games, the Company obtained a USD $150,000 United States of America Small Business Administration loan (“SBA Loan”). The SBA Loan has a term which is thirty years from the date of the initial advance, expiring July 2, 2050. The SBA loan bears interest at 3.75% per annum, is repayable in monthly installment payments until maturity of USD $731, which includes principal and interest, the remaining outstanding principal amount will be repaid on July 2, 2050. The SBA Loan is secured by Addicting Games’ assets.

The SBA Loan is being amortized at an effective interest rate of 7.10%.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

13.	Other long-term debt (continued)

The following table shows the movement of the SBA Loan during the period:

Amount

Balance, January 1, 2022	$147,445
Accretion	11,089
Repayments	(12,871)
Effect of movement in exchange rates	10,072
Balance, December 31, 2022	$155,735
Accretion	8,241
Repayments	(9,883)
Effect of movement in exchange rates	(276)
Balance, September 30, 2023	153,817
Current portion of other long-term debt	9,883
Other long-term debt	$143,934

14.	Deferred payment liability

The deferred payment liability relates to the mergers and acquisitions of (i) Steel Media on October 3, 2019, (ii) Vedatis on May 1, 2021, (iii) GameKnot on August 30, 2021, (iv) Addicting Games on September 3, 2021, (v) Outplayed on November 22, 2021, and (vi) FFS on April 28, 2022.

(i)	Steel Media deferred payment liability

The Steel Media deferred payment liability consisted of the present value of the earn-out payment (the “Steel Media Earn-Out Payment”) of USD $500,000 expected to be paid based on the performance of Steel Media by April 15, 2022.

The Company had, at its option, the ability to settle the Steel Media Earn-Out Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the five trading days immediately prior to the date that the amount of any Steel Media Earn-Out Payment was conclusively determined.

The expected Steel Media Earn-Out Payment was calculated on a dollar-for-dollar basis to the extent the average annualized normalized gross revenue of Steel Media for the period from January 1, 2020 to December 31, 2021 exceeded USD $2,500,000. The maximum Steel Media Earn-Out Payment would not exceed USD $500,000.

The Steel Media Earn-Out Payment was amortized at an effective interest rate of 13.15%.

During the year ended December 31, 2022, the Steel Media Earn-Out Payment was determined to be $461,891 (USD $369,631) resulting in gain on revaluation of deferred payment liability of $149,399. On April 29, 2022, the Company settled the Steel Media Earn-Out Payment through a cash payment of $472,833 (USD $369,631).

The following table shows the movement of the Steel Media deferred payment liability during the period:

Steel Media Earn-Out Payment

Balance, January 1, 2022	$600,508
Accretion	20,698
Payment – cash	(472,833)
Gain on revaluation of deferred payment liability	(149,399)
Effect of movement in exchange rates	1,026
Balance, December 31, 2022 and September 30, 2023	$—

(ii)	Vedatis deferred payment liability

The Vedatis deferred payment liability consists of the present value of a Euro €750,000 payment (the “Vedatis Deferred Payment”) to be paid on May 1, 2022 and the present value of the estimated earn-out payment (the “Vedatis Earn-Out Payment”) expected to be paid based on the performance of Vedatis by August 29, 2025.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

14.	Deferred payment liability (continued)

(ii)	Vedatis deferred payment liability (continued)

The Vedatis Earn-Out Payment, subject to certain conditions, is equal to the sum of earnings before interest, taxes, depreciation and amortization for the best four consecutive quarters of the existing Vedatis business at the time of closing excluding new business generated or enhanced by the Company. The earn-out period is for four years following May 1, 2021.

The Company had, at its option, the ability to settle the Vedatis Deferred Payment of Euro €750,000 either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the two trading days immediately prior to May 1, 2022. On June 2, 2022, the Vedatis Deferred Payment has been settled by the Company issuing 348,852 common shares of the Company through the exercise of the Company’s option (Note 15).

The Company has, at its option, the ability to settle the Vedatis Earn-Out Payment half in cash and half in common shares, the share payment portion will be settled by the allotment and issuance of such number of common shares determined by the volume weighted average price for the two trading days immediately prior to May 1, 2025.

The Company uses Monte-Carlo simulation valuation techniques to estimate the net present value of the Vedatis Earn-Out Payment. The cash portion and equity portion are present valued separately based on the outcomes of the Monte-Carlo simulation. The Vedatis Earn-Out Payment is revalued each reporting period with changes in fair value of the Vedatis Earn-Out Payment recorded in the condensed consolidated interim statements of loss and comprehensive loss.

On September 30, 2023, the Vedatis Earn-Out Payment was revalued at $2,035,033 (December 31, 2022 - $1,377,764) based on a discounted valuation using a 13.02% (December 31, 2022 – 11.01%) and 4.69% (December 31, 2022 – 3.68%) discount rate for the cash settled and equity settled portion, respectively, and an expectation that a Vedatis Earn-Out Payment of $2,403,479 (December 31, 2022 – $1,667,515) is probable. Following the September 30, 2023 revaluation, the cash portion of the Vedatis Earn-Out Payment is amortized at an effective interest rate of 13.09% (December 31, 2022 – 11.06%).

The fair value of the Vedatis Earn-Out Payment as of September 30, 2023 and December 31, 2022 was calculated using the following inputs:

	September 30, 2023		December 31, 2022
Payment date	August 29, 2025		August 29, 2025
Time to maturity	1.92 years		2.66 years
Required metric risk premium	21.75%		21.75%
EBITDA volatility	16.00%		15.00%
Senior credit rating	B	-	B	-
Earn-out payment credit rating	CCC	+	CCC	+
Drift rate	4.84%		3.73%
Discount rate (risk free rate) for equity-based payment	4.78%		3.68%
Discount rate (risk adjusted rate) for cash payment	13.02%		11.01%
Discount rate for lack of marketability	Nil	%	Nil	%

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

14.	Deferred payment liability (continued)

(ii)	Vedatis deferred payment liability (continued)

The following table shows the movement of the Vedatis deferred payment liability during the period:

	Vedatis Deferred Payment	Vedatis Earn-Out Payment	Total
Balance, January 1, 2022	$1,058,789	$1,774,336	$2,833,125
Accretion	21,117	64,110	85,227
Payment – shares	(1,013,400)	—	(1,013,400)
Gain on revaluation of deferred payment liability	—	(472,381)	(472,381)
Effect of movement in exchange rates	(66,506)	11,699	(54,807)
Balance, December 31, 2022	$—	$1,377,764	$1,377,764
Accretion	—	59,112	59,112
Gain on revaluation of deferred payment liability	—	615,121	615,121
Effect of movement in exchange rates	—	(16,964)	(16,964)
Balance, September 30, 2023	—	2,035,033	2,035,033
Current portion of deferred payment liability	—	—	—
Long-term portion of deferred payment liability	$—	$2,035,033	$2,035,033

(iii)	GameKnot deferred payment liability

The GameKnot deferred payment liability consisted of the present value of a USD $500,000 six-month anniversary payment (the “GameKnot Deferred Payment”) to be paid on February 28, 2022.

The Company had, at its option, the ability to settle the GameKnot Deferred Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the ten trading days prior to August 30, 2021.

The GameKnot Deferred Payment was amortized at an effective interest rate of 6.01%.

On February 28, 2022, the GameKnot Deferred Payment has been settled by the Company issuing 111,267 common shares of the Company through the exercise of the Company’s option (Note 15).

The following table shows the movement of the GameKnot deferred payment liability during the period:

GameKnot Deferred Payment
Balance, January 1, 2022	$627,781
Accretion	6,111
Payment – shares	(634,900)
Effect of movement in exchange rates	1,008
Balance, December 31, 2022 and September 30, 2023	$—

(iv)	Addicting Games deferred payment liability

The Addicting Games deferred payment liability consisted of the present value of a USD $7,000,000 first anniversary payment (the “Addicting Games First Anniversary Deferred Payment”) to be paid on September 3, 2022 and the present value of a USD $3,800,000 second anniversary payment (the “Addicting Games Second Anniversary Deferred Payment”) to be paid on September 3, 2023 (collectively the “Addicting Games Deferred Payment”).

The Company had, at its option, the ability to settle the Addicting Games Deferred Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the ten trading days prior to the payment due dates.

The Addicting Games First Anniversary Deferred Payment and Addicting Games Second Anniversary Deferred Payment were amortized at an effective interest rate of 6.88% and 6.88% respectively.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

14.	Deferred payment liability (continued)

(iv)	Addicting Games deferred payment liability (continued)

On May 25, 2022, the Company and former shareholders of Addicting Games entered into an amending agreement to the Addicting Games share purchase agreement to satisfy the settlement of the Addicting Games Deferred Payment by the Company issuing 4,320,000 common shares of the Company. On June 2, 2022, the Addicting Games Deferred Payment has been settled by the Company issuing 4,319,996 common shares of the Company (Note 15) resulting in a loss on settlement of deferred payment liability of $248,358 which was recognized in the consolidated statements of loss and comprehensive loss. The common shares issued were 4 common shares less than 4,320,000 common shares to be issued due the elimination of fractional common shares.

The following table shows the movement of the Addicting Games deferred payment liability during the period:

Addicting Games Deferred Payment
Balance, January 1, 2022	$12,768,719
Accretion	372,915
Payment - shares	(13,305,588)
Loss on settlement of deferred payment liability	248,358
Effect of movement in exchange rates	(84,404)
Balance, December 31, 2022 and September 30, 2023	$—

(v)	Outplayed deferred payment liability

The Outplayed deferred payment liability consisted of the present value of a USD $8,500,000 first anniversary payment (the “Outplayed First Anniversary Deferred Payment”) to be paid on November 22, 2022, the present value of a USD $8,500,000 second anniversary payment (the “Outplayed Second Anniversary Deferred Payment”) to be paid on November 22, 2023 (collectively, the “Outplayed Deferred Payment”), the present value of the first anniversary earn-out payment USD $6,000,000 (the “Outplayed First Anniversary Earn-Out Payment”) expected to be paid based on the performance of Outplayed by December 22, 2022, and the present value of the second anniversary earn-out payment USD $6,000,000 (the “Outplayed Second Anniversary Earn-Out Payment”) expected to be paid based on the performance of Outplayed by December 22, 2023 (collectively, the “Outplayed Earn-Out Payment”).

The Outplayed Earn-Out Payment, subject to certain conditions, was to be paid if certain site traffic based targets were met in the first and second years of operations. The first anniversary earn-out period was for one year from the closing date and the second anniversary earn-out period was for one year from the end of the first anniversary earn-out period.

The Company had, at its option, the ability to settle the Outplayed Deferred Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the ten trading days two business days prior to the anniversary payment due dates. The Company had, at its option, the ability to settle the Outplayed Earn-Out Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the ten trading days prior to the date the applicable earn-out is achieved.

The Outplayed First Anniversary Earn-Out Payment, the Outplayed Second Anniversary Earn-Out Payment, Outplayed First Anniversary Earn-Out Payment and the Outplayed Second Anniversary Earn-Out Payment were amortized at an effective interest rate of 7.38%, 7.38%, 17.97% and 17.96% respectively.

On May 25, 2022, the Company and former shareholders of Outplayed entered into an amending agreement to the Outplayed merger agreement to satisfy the settlement of the Outplayed Deferred Payment and Outplayed Earn-Out Payment by the Company issuing 11,500,000 common shares of the Company. On June 2, 2022, the Outplayed Deferred Payment and Outplayed Earn-Out Payment was settled by the Company issuing 11,499,988 common shares of the Company (Note 15) resulting in a loss on settlement of deferred payment liability of $2,900,068 which was recognized in the consolidated statements of loss and comprehensive loss. The common shares issued were 12 common shares less than 11,500,000 common shares to be issued due the elimination of fractional common shares.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

14.	Deferred payment liability (continued)

(v)	Outplayed deferred payment liability (continued)

The following table shows the movement of the Outplayed deferred payment liability during the period:

	Outplayed Deferred Payment	Outplayed Earn- Out Payment	Total
Balance, January 1, 2022	$19,467,148	$11,741,140	$31,208,288
Accretion	610,138	912,424	1,522,562
Payment – shares	(20,763,426)	(14,656,537)	(35,419,963)
Loss on settlement of deferred payment liability	815,138	2,084,930	2,900,068
Effect of movement in exchange rates	(128,998)	(81,957)	(210,955)
Balance, December 31, 2022 and September 30, 2023	$—	$—	$—

(vi)	FFS deferred payment liability

The FFS deferred payment liability consists of the present value of a $1,609,600 (GBP £1,000,000) first anniversary payment (the “FFS First Anniversary Deferred Payment”) to be paid on April 28, 2023, the present value of a $80,480 (GBP £50,000) second anniversary payment (the “FFS Second Anniversary Payment”) to be paid April 28, 2024 (collectively, the “FFS Deferred Payment”) and the present value of the first anniversary earn-out payment of $804,800 (GBP £500,000) (the “FFS Earn-Out Payment”) expected to be on April 28, 2023.

The FFS Earn-Out Payment will be paid if the Fantasy Premier League agreement, which expired on August 1, 2022, is renewed for an additional three-year period, on substantially similar or more favourable terms. The Fantasy Premier League agreement was renewed on August 1, 2022 for an additional three-year period on substantially similar terms.

The Company has, at its option, the ability to settle the FFS First Anniversary Deferred Payment either in cash or by the allotment and issuance of such number of common shares determined by the volume weighted average price for the ten trading days prior to the payment due date.

The FFS First Anniversary Deferred Payment was included in FFS’ total purchase price consideration at an initial fair value of $1,497,581 based on a discounted valuation using a 7.48% discount rate. The FFS Second Anniversary Deferred Payment was included in FFS’ total purchase price consideration at an initial fair value of $69,668 based on a discounted valuation using a 7.48% discount rate. The FFS Earn-Out Payment was included in FFS’ total purchase price consideration at an initial fair value of $748,790 based on a discounted valuation using a 7.48% discount rate with an expectation that payment of the full earn-out of GBP £500,000 is probable.

The FFS First Anniversary Deferred Payment, FFS Second Anniversary Deferred Payment and FFS Earn-Out Payment are amortized at an effective interest rate of 7.23%, 7.23% and 7.23% respectively.

On May 9, 2023, the Company settled the FFS Earn-Out Payment through a cash payment of $844,350 (GBP £500,000).

On June 16, 2023, the FFS First Anniversary Deferred Payment has been settled by the Company issuing 2,626,037 common shares of the Company through the exercise of the Company’s option (Note 15).

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

14.	Deferred payment liability (continued)

(vi)	FFS deferred payment liability (continued)

The following table shows the movement of the FFS deferred payment liability during the period:

	FFS Deferred Payment	FFS Earn-Out Payment	Total
Balance, January 1, 2022	$—	$—	$—
Initial fair value of deferred payment liability	1,567,249	748,790	2,316,039
Accretion	76,532	36,567	113,099
Effect of movement in exchange rates	24,969	11,931	36,900
Balance, December 31, 2022	$1,668,750	$797,288	$2,466,038
Accretion	42,296	19,041	61,337
Payment – cash	—	(844,350)	(844,350)
Payment – shares	(1,692,700)	—	(1,692,700)
Effect of movement in exchange rates	60,837	28,021	88,858
Balance, September 30, 2023	79,183	—	79,183
Current portion of deferred payment liability	79,183	—	79,183
Long-term portion of deferred payment liability	$—	$—	$—

The following table shows the aggregate movement of the deferred payment liability during the nine months ended September 30, 2023 and year ended December 31, 2022:

	September 30, 2023	December 31, 2022

Beginning balance	$3,843,802	$48,038,421
Initial fair value of deferred payment liability	—	2,316,039
Accretion	120,449	2,120,612
Payment – cash	(844,350)	(472,833)
Payment – shares	(1,692,700)	(50,373,851)
Loss on settlement of deferred payment liability	—	3,148,426
Loss (gain) on revaluation of deferred payment liability	615,121	(621,780)
Effect of movement in exchange rates	71,894	(311,232)
Ending balance	2,114,216	3,843,802
Current portion of deferred payment liability	79,183	2,391,863
Long-term portion of deferred payment liability	$2,035,033	$1,451,939

The Company had a working capital adjustment receivable from the acquisition of Addicting Games of $154,398 which was settled as part of the amending agreement to the Addicting Games share purchase agreement and is included in the loss on settlement of deferred payment liability in the consolidated statements of loss and comprehensive loss resulting in a total loss on settlement of deferred payment liability of $3,302,824 during the year ended December 31, 2022.

15.	Share capital

Authorized:

Unlimited number of common shares

Unlimited number of preferred shares

During the nine months ended September 30, 2023:

(i)	On June 16, 2023, the Company issued 2,626,037 common shares to settle the FFS First Anniversary Deferred Payment (Note 14).

During the nine months ended September 30, 2022:

(i)	On February 14, 2022, the Company issued the remaining 35,770 common shares to be issued relating to the Outplayed share purchase agreement.

(ii)	On February 28, 2022, the Company issued 111,267 common shares to settle the GameKnot Deferred Payment liability (Note 14).

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

15.	Share capital (continued)

During the nine months ended September 30, 2022 (continued):

(iii)	The Company received proceeds of $69,821 from the exercise of 74,051 stock options. The fair value assigned to these stock options of $239,899 was reclassified from contributed surplus to share capital.

(iv)	On June 2, 2022, the Company issued 348,852 common shares to settle the Vedatis Deferred Payment liability (Note 14).

(v)	On June 2, 2022, the Company issued 4,319,996 common shares to settle the Addicting Games Deferred Payment liability (Note 14).

(vi)	On June 2, 2022, the Company issued 11,499,988 common shares to settle the Outplayed Deferred Payment liability and Outplayed Earn-Out Payment liability (Note 14).

(vii)	On July 25, 2022 the Company issued 307,692 common shares to settle accounts payable of $800,000 related to annual general meeting costs. The Company recorded a gain on settlement of accounts payable of $95,385 based on a share price of $2.29 per share. This gain has been netted against the annual general meeting legal and advisory costs in the condensed consolidated interim statement of loss and comprehensive loss.

(viii)	On September 19, 2022 the Company issued 790,633 common shares to settle accounts payable of $1,757,396 related to annual general meeting legal and advisory costs and consulting fees. The Company recorded a gain on settlement of accounts payable of $492,383 based on a share price of $1.60 per share. A gain of $288,679 has been netted against the annual general meeting legal and advisory costs and the remaining gain of $203,704 has been netted against the consulting fees in the condensed consolidated interim statement of loss and comprehensive loss.

16.	Stock options

On January 20, 2021, the shareholders of the Company approved and ratified the adoption of the stock option plan (the “Stock Option Plan”) which allows the Board of Directors to grant stock options to directors, officers, employees and consultants of the Company as performance incentives. The maximum number of common shares issuable under the Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company. There are also limitations on the number of common shares issuable to insiders. At the time of granting a stock option, the Board of Directors must approve: (i) the exercise price, being not less than the market value of the common shares; (ii) the vesting provisions; and (iii) the expiry date, generally being no more than ten years after the grant date.

The following table reflects the continuity of stock options as of September 30, 2023 and December 31, 2022:

	September 30, 2023		December 31, 2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Beginning balance	3,941,982	$3.46	3,923,491	$3.35
Granted	6,062,976	0.91	1,772,909	2.56
Exercised	—	—	(760,938)	(0.44)
Forfeited	(187,513)	(3.82)	(993,480)	(3.73)
Ending balance	9,817,445	$1.88	3,941,982	$3.46
Exercisable	2,855,736	$3.32	1,972,929	$3.10

The weighted average share price on the date of exercise is $Nil (December 31, 2022 - $1.10).

On April 20, 2022, the Company issued 1,560,697 stock options to directors, officers, employees and consultants, of which 902,141 were issued to directors and officers. These stock options are exercisable at $2.75, expire April 20, 2027 and vest as follows: (i) 34,000 on April 20, 2022, (ii) 503,308 on January 1, 2023, (iii) 17,000 on April 20, 2023, (iv) 503,308 on January 1, 2024, and (v) 503,351 on January 1, 2025. The fair value of these stock options issued was $2.07 per stock option, which was estimated using the Black-Scholes option pricing model using the following inputs and assumptions: stock price - $2.75; exercise price - $2.75; expected life in years – 5 years; expected volatility – 105.61% (based on comparable companies); expected dividend yield – Nil%; expected forfeiture rate – 3.55%; and, risk-free interest rate – 2.74%.

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

16.	Stock options (continued)

On November 17, 2022, the Company issued 211,942 stock options to directors, officers and employees, of which 174,011 were issued to directors and officers. Stock options issued to directors and officers of 122,608 are exercisable at $1.13, expire February 16, 2027 and vest as follows: (i) 40,868 on January 1, 2023, (ii) 40,868 on January 1, 2024, and (iii) 40,872 on January 1, 2025. The fair value of these stock options issued was $0.55 per stock option, which was estimated using the Black-Scholes option pricing model using the following inputs and assumptions: stock price - $0.81; exercise price - $1.13; expected life in years – 4.25 years; expected volatility – 109.11% (based on comparable companies); expected dividend yield – Nil%; expected forfeiture rate – 4.13%; and, risk-free interest rate – 3.33%. Stock options issued to employees and officers of 89,334 are exercisable at $1.13, expire November 17, 2027 and vest as follows: (i) 12,500 on November 17, 2022 (ii) 33,944 on January 1, 2023, (iii) 21,444 on January 1, 2024, and (iv) 21,446 on January 1, 2025. The fair value of these stock options issued was $0.59 per stock option, which was estimated using the Black-Scholes option pricing model using the following inputs and assumptions: stock price - $0.81; exercise price - $1.13; expected life in years – 5 years; expected volatility – 107.44% (based on comparable companies); expected dividend yield – Nil%; expected forfeiture rate – 4.13%; and, risk-free interest rate – 3.33%.

On March 1, 2023, the Company issued 5,305,104 stock options to the Chief Executive Officer. These stock options are exercisable at $0.91, expire March 1, 2033 and vest as follows: (i) 1,326,276 on March 1, 2024, and (ii) 3,978,828 in substantially equal installments of 110,523 at the end of each month starting March 31, 2024 for 36 months ending on February 28, 2027. The fair value of these stock options issued was $0.84 per stock option, which was estimated using the Black-Scholes option pricing model using the following inputs and assumptions: stock price - $0.91; exercise price - $0.91; expected life in years – 10 years; expected volatility – 107.75% (based on comparable companies); expected dividend yield – Nil%; expected forfeiture rate – Nil%; and, risk-free interest rate – 3.41%.

On March 1, 2023, the Company issued 757,872 performance stock options to the Chief Executive Officer. These performance stock options are exercisable at $0.91, expire March 1, 2033 and vest as follows: (i) 189,468 on March 1, 2024, and (ii) 568,404 in substantially equal installments of 15,789 at the end of each month starting March 31, 2024 for 36 months ending on February 28, 2027 and, in all events, are subject to the Company’s common shares having an average share price of at least USD $5.00 on the Nasdaq over a period of 90 consecutive days with such threshold being subject to adjustment in the event of any stock split, reverse split or other capital reorganization event (the “Performance Award Requirement”). The Performance Award Requirement is a market condition, an expense for a market-linked performance condition is recognized based on the probable outcome of the market-linked performance condition being met over the vesting period. As of September 30, 2023, it was considered probable that the market-linked performance condition would not be met during the vesting period, as a result no expense was recognized during the period.

The Company recorded share-based compensation expense of $2,387,287 (September 30, 2022 - $1,814,961) for stock options vesting during the nine months ended September 30, 2023.

The Company has the following stock options outstanding as of September 30, 2023:

Expiry date	Number of stock options outstanding	Exercise price	Number of stock options exercisable	Weighted average remaining life (years)

November 14, 2023	13,187	2.37	13,187	0.12
March 29, 2024	200,450	2.37	200,450	0.50
August 27, 2024	868,750	2.40	868,750	0.91
December 9, 2025	630,101	3.20	630,101	2.19
January 1, 2026	560,840	8.75	383,385	2.26
February 16, 2027	122,608	1.13	102,173	3.38
April 20, 2027	1,079,199	2.75	421,246	3.56
November 17, 2027	89,334	1.13	46,444	4.13
December 12, 2028	190,000	1.00	190,000	5.21
March 1, 2033	6,062,976	0.91	—	9.42
	9,817,445	1.88	2,855,736	6.75

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

17.	Share units

On January 20, 2021, the shareholders of the Company approved and ratified the adoption of the Share Unit Plan (“SU Plan”) which allows for the issuance of restricted share units and performance share units (collectively “Share Units”) to directors, officers, employees and consultants. The Board of Directors, or a committee appointed by the Board of Directors, will establish vesting conditions of Share Units at the time of grant. The maximum number of common shares that are issuable to settle Share Units cannot exceed 4% of the aggregate number of common shares issued and outstanding and the maximum number of common shares issuable in aggregate under the SU Plan and other share-based compensation arrangements adopted by the Company cannot exceed 10% of the common shares issued and outstanding. Share Units can be settled in cash or common shares at the option of the Company.

On April 20, 2022, the Company issued 1,922,877 restricted share units to directors, officers, employees and consultants, of which 1,531,349 were issued to directors and officers. These restricted share units are expected to be settled through the issuance of 1,922,877 common shares of the Company. These restricted share units vest as follows: (i) 166,666 on April 20, 2022, (ii) 557,608 on January 1, 2023, (iii) 83,334 on April 20, 2023, (iv) 557,608 on January 1, 2024, and (v) 557,661 on January 1, 2025. The fair value of these restricted share units issued was $2.69 per restricted share unit using the following inputs and assumptions: quoted market price on the date of issuance - $2.75; and, expected forfeiture rate - 2.58%.

On November 17, 2022, the Company issued 437,636 restricted share units to directors, officers and employees, of which 401,229 were issued to directors and officers. These restricted share units are expected to be settled through the issuance of 437,636 common shares of the Company. These restricted share units vest as follows: (i) 155,018 on November 17, 2022, (ii) 102,507 on January 1, 2023, (iii) 90,007 on January 1, 2024, and (iv) 90,014 on January 1, 2025. The fair value of these restricted share units issued was $0.80 per restricted share unit using the following inputs and assumptions: quoted market price on the date of issuance - $0.81; and, expected forfeiture rate - 2.70%.

On May 17, 2023, the Company issued 212,868 restricted share units to directors. These restricted share units are expected to be settled through the issuance of 212,868 common shares of the Company. These restricted share units vest on the date of issuance. The fair value of these restricted share units issued was $0.68 per restricted share unit using the following inputs and assumptions: quoted market price on the date of issuance - $0.68; and, expected forfeiture rate – Nil%.

On June 22, 2023, the Company issued 202,694 restricted share units to directors. These restricted share units are expected to be settled through issuance of 202,694 common shares of the Company. These restricted share units vest on the date of issuance. The fair value of these restricted share units issued was $0.59 per restricted share unit using the following inputs and assumptions: quoted market price on the date of issuance - $0.59; and, expected forfeiture rate – Nil%.

The Company recorded share-based compensation expense of $1,895,593 (September 30, 2022 - $3,521,656) for restricted share units vesting during the nine months ended September 30, 2023.

The Company has the following restricted share units outstanding as of September 30, 2023 and December 31, 2022:

	September 30, 2023	December 31, 2022

Beginning balance	4,139,454	2,455,697
Granted	415,562	2,360,513
Released	—	(42,838)
Forfeited	(59,230)	(633,918)
Ending balance	4,495,786	4,139,454
Vested	3,473,418	1,752,170

Enthusiast Gaming Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements

For the three and nine months ended September 30, 2023 and 2022

(Unaudited - Expressed in Canadian Dollars)

18.	Related party transactions and balances

The Company’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Company. Key management personnel include members of the Board of Directors, Chief Executive Officer, Chief Financial Officer, Chief People Officer, former Chief Operating Officer, former Chief Corporate Officer, former President and Senior Vice President, Legal and General Counsel. Compensation of key management personnel may include short-term and long-term benefits. Short-term benefits include salaries and bonuses. Share-based compensation includes the fair value of stock options and restricted share units vested during the period.

Compensation provided to key management during the three and nine months ended September 30, 2023 and 2022 is as follows:

	For the three months ended		For the nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

Short-term benefits	$892,961	$369,398	$2,400,885	$2,637,648
Share-based compensation	1,091,228	185,344	3,537,239	3,603,210
	$1,984,189	$554,742	$5,938,124	$6,240,858

A summary of other related party transactions during the three and nine months ended September 30, 2023 and 2022 is as follows:

	For the three months ended		For the nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

Total transactions during the period:
Expenses
Consulting fees	$6,328	$160,226	$37,515	$446,150
Share of net (income) loss from investment in associates and joint ventures	(4,415)	67,719	(9,325)	(1,160,223)

A summary of related party balances as of September 30, 2023 and December 31, 2022 is as follows:

	September 30, 2023	December 31, 2022

Balances receivable (payable):
Trade and other receivables	$67,177	$67,180
Investment in associates and joint ventures	21,561	12,236
Accounts payable and accrued liabilities	(96,204)	(249,976)

During the nine months ended September 30, 2023, the Company recognized consulting expenses of $37,515 (September 30, 2022 - $50,062) to Rivonia Capital Inc., a company in which a former director of the Company is a principal. As of December 31, 2022, a balance of $14,125 is included in account payable and accrued liabilities.

During the nine months ended September 30, 2023, the Company recognized $Nil (September 30, 2022 - $396,088) in consulting fees relating to Board of Director and committee fees to certain directors. As of September 30, 2023, a balance of $96,204 (December 31, 2022 - $235,851) is included in account payable and accrued liabilities.

See Note 6 for information relating to an investment in a joint venture under common management as the Company. During the nine months ended September 30, 2023, the Company recognized a share of net income from investment in joint ventures of $9,325 (September 30, 2022 – net loss of $15,618) from AFK, a related party by nature of it having common management as the Company. As of September 30, 2023, a balance of $67,177 (December 31, 2022 - $67,180) is included in trade and other receivables.

See Note 6 for information relating to an investment in associates controlled by the former Chairman of the Company. The former Chairman of the Company did not seek re-election at the Company’s July 19, 2022 annual general meeting and is no longer a related party as of July 19, 2022. During the period from January 1, 2022 to July 19, 2022, the Company’s share of net income from investment is associates was $1,175,841.

Enthusiast Gaming Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited - Expressed in Canadian Dollars)

18.	Related party transactions and balances (continued)

See Note 16 for information relating to stock options issued to officers and directors of the Company.

See Note 17 for information relating to restricted share units issued to officers and directors of the Company.

19.	Capital management

The Company considers its capital structure to consist of shareholders’ equity, long-term debt and deferred payment liability. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition and development of its business. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company is dependent on external financing to fund its activities. In order to carry out the planned operations and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2023. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements aside from the covenants described in Notes 12 and 23.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s ability to raise future capital is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern (Note 2).

20.	Financial instruments

Fair values

The fair values of cash, investments, trade and other receivables, loans receivable, accounts payable and accrued liabilities and contract liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair value of long-term debt, lease liabilities, deferred payment liability and other long-term debt is based on observable market data and the calculation of discounted cash flows. Discount rates were determined based on current terms and conditions observed in the credit market.

The Company follows a three-tier categorization for its financial instruments as a framework for disclosing fair value based upon inputs used to value the Company’s investments. The hierarchy is summarized as:

●	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities
●	Level 2 – inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data
●	Level 3 – inputs for assets and liabilities not based upon observable market data

As of September 30, 2023, the Vedatis Earn-Out Payment liability is classified as a Level 3 financial instrument, see Note 14.

Total interest income and interest expense for the three and nine months ended September 30, 2023 and 2022 for financial assets or financial liabilities that are not at fair value through profit or loss is as follows:

	For the three months ended		For the nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

Interest income	$(575)	$(5,257)	$(63,296)	$(7,978)
Interest and accretion expense	594,585	414,203	1,755,225	2,963,981
Net interest expense	$594,010	$408,946	$1,691,929	$2,956,003

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk and interest rate risk.

Enthusiast Gaming Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited - Expressed in Canadian Dollars)

20.	Financial instruments (continued)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations. Substantially all of the Company’s cash is held with major financial institutions and thus the exposure to credit risk on cash balances is considered insignificant.

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows:

	September 30, 2023	December 31, 2022

Trade receivables aging:
0-30 days	$21,391,977	$26,077,091
31-60 days	1,228,269	1,455,672
61-90 days	997,498	1,803,214
Greater than 90 days	2,711,470	2,558,113
	26,329,214	31,894,090
Expected credit loss provision	(390,865)	(300,735)
Net trade receivables	$25,938,349	$31,593,355

The movement in the expected credit loss provision can be reconciled as follows:

	September 30, 2023	December 31, 2022

Expected credit loss provision, beginning balance	$(300,735)	$(58,472)
Increase in provision of expected credit losses	(127,759)	(240,603)
Recoveries	38,323	—
Effect of movement in exchange rates	(694)	(1,660)
Expected credit loss provision, ending balance	$(390,865)	$(300,735)

The following default rates, determined based on historical default rates based on the aging of trade receivables, are used to calculate the expected credit loss provision on trade receivables as of September 30, 2023:

	Total	Not past due	Over 30 days past due	Over 60 days past due	Over 90 days past due

Default rates		0.91%	1.27%	1.87%	5.95%
Trade receivables	$26,329,214	$21,391,977	$1,228,269	$997,498	$2,711,470
Expected credit loss provision	$390,865	$195,334	$15,606	$18,688	$161,237

Management actively monitors the Company’s exposure to credit risk under its financial instruments.

Concentration risk

The Company has one customer which makes up more than 10% of revenue. This customer accounts for approximately 28.81% (December 31, 2022 – 30.24%) of trade receivables as of September 30, 2023, 49.72% (September 30, 2022 – 55.93%) of revenues for the three months ended September 30, 2023, and 49.73% (September 30, 2022 – 56.20%) of revenues for the nine months ended September 30, 2023.

Enthusiast Gaming Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited - Expressed in Canadian Dollars)

20.	Financial instruments (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements.

The Company’s cash and working capital is maintained through stringent cash flow management to ensure sufficient liquidity is maintained. The table below summarizes the Company's contractual obligations into relevant maturity groups at the statement of financial position date based on the expected contractual maturity date. The amounts disclosed in the table are the contractual undiscounted payments.

	Less than one year	One to two years	Two to three years	More than three years	Total

Accounts payable and accrued liabilities	$40,566,839	$—	$—	$—	$40,566,839
Contract liabilities	4,819,056	—	—	—	4,819,056
Income tax payable	405,465	—	—	—	405,465
Deferred payment liability	82,550	2,399,412	—	—	2,481,962
Lease liabilities	804,343	546,761	419,229	—	1,770,333
Long-term debt	4,892,269	9,794,120	—	—	14,686,389
Other long-term debt	9,883	11,860	11,860	368,686	402,289
	$51,580,405	$12,752,153	$431,089	$368,686	$65,132,333

Foreign currency risk

A large portion of the Company’s transactions occur in foreign currencies (including US dollars, UK pound sterling and Euro) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its US dollars, UK pound sterling and Euro denominated trade and other receivables, accounts payable and accrued liabilities, contract liabilities, deferred payment liability and cash. As of September 30, 2023, a 10% depreciation or appreciation of the US dollar, UK pound sterling and Euro against the Canadian dollar would have resulted in an approximate $1,057,000, $58,000, and $235,000 decrease or increase, respectively, in total net loss and comprehensive loss.

Interest rate risk

The Company’s Term Credit bears interest at Banker’s Acceptance fee equal to CDOR rate plus 7.5%. The Company’s Operating Credit bears interest at the Bank’s prime lending rate plus 1.25%. Fluctuations in the Banker’s Acceptance fee equal to CDOR rate and the Bank’s prime lending rate will result in changes to interest expense. A change in the annual interest rate of 0.50% would approximately result in a $77,000 change in the annual interest expense.

21.	Commitments

As of September 30, 2023, the Company has the following payment commitments with respect to consulting and other contractual obligations:

Not later than one year	$823,000
Later than one year and not later than five years	1,221,000
$2,044,000

Further, the Company is subject to capital commitments pursuant to its investments in AIG Canada and AIG USA, see Note 6, as well as Surge eSports LLC which is being established under a similar structure. If the Company fails to make any capital contributions, as required, it may be subject to certain actions including the loss of rights or a reduction in equity ownership in order to satisfy the capital contribution requirements.

Enthusiast Gaming Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited - Expressed in Canadian Dollars)

22.	Segment disclosure

The Company operates in one industry segment of digital media and entertainment. The majority of the Company’s assets are located in Canada and the United States of America (“USA”). The Company sells into four major geographic centers: USA, Canada, England and Wales and other foreign countries. The Company has determined that it has a single reportable segment as the Company’s decision makers reviews information on a consolidated basis.

Revenues by pillar for the three and nine months ended September 30, 2023 and 2022 is as follows:

	For the three months ended		For the nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

Media and content	$39,828,942	$44,497,111	$112,246,770	$131,752,864
Esports and entertainment	1,999,901	2,267,668	7,097,188	6,421,341
Subscription	3,729,428	3,813,979	11,693,048	10,691,119
	$45,558,271	$50,578,758	$131,037,006	$148,865,324

Revenues, in Canadian dollars, in each of the four major geographic locations for the three and nine months ended September 30, 2023 and 2022 is as follows:

	For the three months ended		For the nine months ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022

Canada	$1,320,669	$1,100,958	$3,480,393	$2,975,656
USA	37,007,479	42,971,739	107,213,591	128,133,302
England and Wales	2,721,446	3,082,577	8,340,316	7,712,577
All other countries	4,508,677	3,423,484	12,002,706	10,043,789
	$45,558,271	$50,578,758	$131,037,006	$148,865,324

Non-current assets, in Canadian dollars, in each of the Company’s geographic locations as of September 30, 2023 and December 31, 2022 is as follows:

	September 30, 2023	December 31, 2022

Canada	$138,248,966	$153,899,948
USA	85,976,480	130,543,027
France	3,335,013	3,364,854
England and Wales	5,447,409	5,786,062
	$233,007,868	$293,593,891

23.	Subsequent events

(i)	On October 6, 2023, the Company entered into an amendment to the existing Amended Commitment Letter (the “Amended and Restated Commitment Letter”) (Note 12). The following are the significant amendments per the Amended and Restated Commitment Letter:

(a)	the Term Credit is subject to an interest-only period until April 6, 2024, resulting in the deferral of monthly principal payments of $362,745 for six months, subsequent to which, the balance of the Term Credit is repayable in 16 equal monthly instalments of principal over an amortization of 60 months, with final payment of the remaining principal then outstanding due on June 30, 2025;

(b)	An increase in the Operating Credit authorized amount from $5,000,000 to $7,500,000, a minimum of $2,500,000 of the Operating Credit shall be guaranteed by Export Development Canada (“EDC”), with a maturity date of June 30, 2025. On November 2, 2023, the Company received the EDC guarantee;

(c)	Subject to the Bank’s approval, the Company may request a one-time increase of an additional $2,500,000 to the Operating Credit, for a maximum amount of $10,000,000, by providing an accordion notice to the Bank provided that among other requirements, the borrowing base shall be at least $12,000,000. The bank may require, without limitation, an additional guarantee by EDC on the one-time increase of $2,500,000; and

(d)	Subject to the Bank’s approval, the Company can exercise an option to extend the maturity date of both the Term Credit and Operating Credit for an additional 12-months.

Enthusiast Gaming Holdings Inc.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2023 and 2022
(Unaudited - Expressed in Canadian Dollars)

23.	Subsequent events (continued)

(i)	(continued)

The Amended and Restated Commitment Letter contains certain covenants that the Company must comply with, including (i) a minimum EBITDA of not less than applicable amount calculated on a rolling four quarter basis, which varies by quarter and tested quarterly, until the quarter ending March 31, 2024, (ii) minimum Funded Debt to Gross Profit of not less than 0.45 calculated on rolling four quarter basis, tested quarterly until the quarter ending September 30, 2023, (iii) at all times, a cash runway ratio of a minimum of 6 months, tested quarterly, until the quarter ending March 31, 2024, and (iv) beginning June 30, 2024 and thereafter, a minimum funded debt to EBITDA ratio of no more than 4.0x, calculated based on the trailing 12 months and tested quarterly.

(ii)	On October 23, 2023, the Company announced that it has notified the Nasdaq Stock Market LLC (“Nasdaq”) of its intention to voluntarily delist its common shares from the Nasdaq Capital Market. The Company’s common shares will continue to trade on the TSX under the symbol “EGLX”. The Company’s common shares were delisted from the Nasdaq Capital Market on November 9, 2023.